

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Mr. Timothy A. Ficker
Chief Financial Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re: Venoco, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2012**
> **File No. 1-33152**
>
> **Schedule 13E-3**
> **Filed February 13, 2012**
> **File No. 5-82565**

Dear Mr. Ficker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement Filed February 13, 2012

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at

more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. We note that certain information, including the meeting date, the amount of funds necessary to complete the transaction, and the financing source, are missing from your document. Please include the missing information with your amendment. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

3. Please mark the cover page and the proxy card to clearly identify them as "preliminary."

4. In certain filings related to this transaction, you refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This reference is inappropriate because the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act. Please confirm that you will not make reference to the PSLRA or the safe harbor provisions in future press releases or other communications relating to the merger.

5. Please tell us why you have made no disclosures pursuant to Rule 1011(b).

Summary Term Sheet, page 1

6. Revise the disclosure in the first paragraph of this section to eliminate the statement that the Summary may not contain all of the information that is important to a holder's consideration of the merger. See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the "most material terms of the proposed transaction."

Financing, page 6

7. We note the blanks in your disclosure and your statement that "[n]either Parent nor the Company has received any commitment with respect to any financing. The structure and terms of the financing have not been established, and providers of the financing have not been identified. Parent is working with its financial advisors to identify potential financing alternatives." As available, please fill in the blanks and update your disclosure. See Item 1007 of Regulation M-A. In addition, please confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

Special Factors – Background of the Merger, page 14

8. We note your statement in the first paragraph on page 14 that "[i]n May 2011, the Board began a review of the Company's potential strategic alternatives, including, among others, a possible sale or merger of the Company." Please explain what prompted the

Board to begin this review. Also, explain Mr. Marquez's role, if any, in this review.
Please also briefly state the reasons for the rejection of any alternatives. See Item
1013(b) of Regulation M-A.

9. Refer to the discussion of the Company's meetings with Company A and Company B in
July, 2011. Disclose in greater detail the substance of the discussions, and the reasons, if
known, that the parties determined not to go forward. See Item 1013(b) of Regulation M-
A.

10. We note that BofAMerrill served first as the Company's advisor during the Company's
review of its strategic alternatives from May to August 2011, and then became an
independent advisor to the Special Committee on or after August 31, 2011. Please
disclose the Special Committee's consideration of the possible conflicts of interest
presented by retaining BofAMerrill, including any previous or current business
relationships between BofAMerrill and Mr. Marquez. If the Special Committee did not
give any consideration to these relationships, state that in your disclosure.

11. We note your disclosure that on June 14, 2011, the Board "authorized the company's
financial advisor to contact five strategic companies." Please explain the selection
criteria used to identify these companies, as well as the additional parties that constituted
the 11 total potential strategic bidders. In addition, please explain the selection criteria
used to identify the 46 strategic partners contacted by the Special Committee following
the public announcement of Mr. Marquez's proposed acquisition of the Company.

12. We note your disclosure on page 16 that Strategic Energy Advisors was engaged by the
Special Committee. Please clarify what work Strategic Energy Advisors was engaged to
perform and what work, if any, it did. Please also advise whether Strategic Energy
Advisors has any prior and current business relationships with Mr. Marquez.

13. Confirm that all of the financial projections or internal financial and operating
information furnished by the Company to Mr. Marquez and BofA Merrill Lynch and
Strategic Energy Advisors have been summarized in the proxy statement, or advise us.

14. Please confirm that any materials prepared by BofA Merrill Lynch and Strategic Energy
Advisors in connection with the fairness opinion, including any "board books" or any
summaries of presentations made to the special committee that are within the scope of
Item 1015 of Regulation M-A have been summarized in the disclosure document and (if
written) have been filed as an exhibit to the Schedule 13E-3. In addition, each
presentation, discussion, or report held with or presented by BofA Merrill Lynch,
whether oral or written, preliminary or final, is a separate report that requires a
reasonably detailed description meeting the requirements of Item 1015 of Regulation M-
A. To the extent applicable and not already disclosed or filed, please revise to summarize
all of BofA Merrill's and Strategicy Energy Advisors' presentations to the special

committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

15. In this regard, tell us whether Strategic Energy Advisors issued a written or oral opinion to the Special Committee. If BofAMerrill Lynch relied on Strategic Energy Advisors for any portion of its analysis, revise the disclosure to reflect that reliance.

16. With respect to the October 13 and October 14, 2011 discussions, please disclose what would have constituted the non-cash components proposed by Mr. Marquez. If Mr. Marquez indicated an estimated value for the modified proposal, please disclose that value. Please also expand to discuss the reasons the Special Committee strongly preferred an all cash offer.

17. Please provide more information about the involvement of Mr. Marquez in the search for alternative bidders and his role in any discussions with them. Also clarify what potential bidders were told about (a) Mr. Marquez's proposed transaction, (b) his stated position that he would not accept less than $15 to $16 a share for shares he controlled, and (c) whether and under what circumstances he would support a competing proposal.

18. Please disclose the reasons stated by Mr. Marquez for his position that he would not sell his shares below a price range of $15 to $16 per share.

19. We note your disclosure on page 18 that, on November 17, 2011, Mr. Marquez indicated to Mr. Walker that Mr. Marquez had received a draft letter from a credible financial institution expressing confidence regarding the feasibility of obtaining financing, but Mr. Marquez did not share the letter with the Special Committee at that time. Please disclose whether Mr. Marquez ever shared the letter with the Special Committee. We note your disclosure on page 21 that as of January 7, 2012, Mr. Marquez "indicated that he did not have an effective 'highly confident' letter and did not intend to seek one at that time." Please clarify.

20. With regard to the financial forecasts prepared by the company for the Special Committee, please clarify Mr. Marquez's involvement with regard to preparing, reviewing or approving the forecasts.

21. We note that on the earnings conference call on November 1, 2011, Mr. Marquez stated that "[w]e've received a couple of unsolicited offers for Monterey." With a view toward disclosure, please advise us as to what consideration was given to these unsolicited offers.

22. We note your disclosure that Mr. Marquez told Mr. Walker on November 30, 2011 that Marquez felt that the $12.50 price was too high given market developments. You reference a report that Mr. Marquez sent to Mr. Walker containing a market analysis that

served as background for the discussion. Tell us what consideration you have given to including the report in your filing, as other material information.

23.   Please disclose the following:

- the "research analysts' views" on Mr. Marquez's proposal (page 16);
- why the Special Committee determined to continue the third-party solicitation process on October 7, 2011 (page 17); and
- the revisions to the merger agreement proposed by Mr. Marquez, if material (page 22).

Reasons for the Merger…, page 23

24.   Please disclose the extent to which the Board of Directors or Special Committee considered true historical stock prices in their analysis. The second bullet point in the list of positive factors refers to historical prices for the common stock, but the text only addresses prices within the month prior to filing.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 28

25.   We note that Merrill performed a Sum-of-the-Parts Selected Property Precedent Transactions Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Also, please expand the disclosure to more fully explain how Merrill arrived at its benchmark multiples.

26.   Please explain whether, and to what extent, management's estimates of the value of the company's interests in the Monterey Shale and the Hasting Fields were included in management's financial projections for the company and the valuation scenarios for the company.

27.   Please revise any references to Merrill Lynch's opinion and analyses appearing in the fairness discussions to disclose the contingent payment to Merrill Lynch of $3.5 million upon consummation of the merger.

28.   We note your disclosure regarding the various valuation procedures that BofA Merrill Lynch used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the discounted cash flow analysis (life-of-field basis) explain the key inputs and assumptions used to derive the range of discount rates used in the analysis. As another example, in the discounted cash flow analysis (five-year-basis), please explain the key inputs and assumptions used to derive

the range of discount rates used in the analysis. Also, explain the basis for using the range of terminal value multiples of 4.0x to 6.0x.

29.   With respect to the selected company precedent transaction analysis, please disclose why you chose transactions with values of between $750 million and $5 billion, given that the maximum aggregate value of this transaction is approximately $396 million.

30.   The description in the proxy statement regarding the material relationships between BofA Merrill Lynch and the Company does not provide a narrative and quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by the Company and its affiliates. Please revise the proxy statement to include this information.

31.   We note your statement on page 29 that BofA Merrill Lynch "reviewed certain estimates of the Company's oil and gas reserves, including estimates prepared by the Company's management, such estimates referred to as management reserve reports, and estimates of proved, probable and possible reserves prepared by the Company's independent engineering firms as of December 31, 2010, June 30, 2011 and September 30, 2011, such estimates referred to as third party reserve reports and, together with management reserve reports, referred to as reserve reports." Please file the reserve reports as exhibits, to the extent they are not already on file as exhibits to other filings. Also, if the reserve reports are voluminous, summarize them in your filing.

Purposes and Reasons for, and Plans for the Company after, the Merger, page 39

32.   We note your disclosure on page 40 that "Mr. Marquez has advised the Company that, following the consummation of the merger, he intends to consider a variety of additional possible corporate transactions, including transferring certain of the Company's oil and gas assets into a newly-formed, publicly-traded master limited partnership or selling certain of the Company's oil and gas assets to third parties." Please explain whether the Special Committee considered pursuing these possible corporate transactions as alternatives to accepting Mr. Marquez's offer, and if so, what consideration was given to them. We may have further comments after reviewing your response.

33.   We note your disclosure that the Marquez investors "and any other investors that roll over their Common Stock" will be the sole beneficiaries of the Company's future earnings. Revise your disclosure to name the other rollover investors, here and anywhere else in the proxy statement that such disclosure is required.

Schedule 13E-3 Filed February 13, 2012

34.   Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.   Explain what consideration you have given to the inclusion of the

Marquez Investors and Bernadette Marques as filing persons. See Compliance and Disclosure Interpretation 201.05, available on our website at www.sec.gov.

35.   Revise the disclosure in response to Item 13 of Schedule 13E-3 to include the Company's most recent Form 10-K, filed February 16, 2012. See Item 1010(a)(1) or Regulation M-A.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3166 with any questions. You may also contact Julia Griffith of the Office of Mergers and Acquisitions at (202) 551-3267 with any questions you may have regarding the Schedule 13E-3.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc (via E-mail):
       Terry Anderson, Esq.
       Igor Kirman, Esq. – Wachtell, Lipton, Rosen & Katz